12/22/14

[redacted]

15045259

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710 (Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
MAR - 3 2014

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

12/22/14

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
as of December 31, 2013

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

INDEX

pwc

Independent Auditor's Report

To the Partners of Goldman, Sachs & Co.:

We have audited the accompanying consolidated statement of financial condition of Goldman, Sachs & Co. and its subsidiaries ("the Firm") as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Consolidated Statement of Financial Condition

in millions	As of December 2013
Assets	
Cash and cash equivalents	$ 3,118
Cash and securities segregated for regulatory and other purposes (includes $29,172 at fair value)	31,470
Collateralized agreements:	
Securities borrowed (includes $72,849 at fair value)	210,266
Securities purchased under agreements to resell, at fair value	100,107
Receivables from brokers, dealers and clearing organizations	7,369
Receivables from customers and counterparties (includes $213 at fair value)	24,675
Financial instruments owned, at fair value (includes $37,905 pledged as collateral)	144,638
Other assets	2,883
Total assets	**$524,526**
Liabilities and partners' capital	
Unsecured short-term borrowings (includes $198 at fair value)	$ 33,939
Collateralized financings:	
Securities loaned (includes $33,912 at fair value)	91,378
Securities sold under agreements to repurchase, at fair value	134,784
Other secured financings (includes $9,739 at fair value)	29,307
Payables to brokers, dealers and clearing organizations	8,556
Payables to customers and counterparties	139,602
Financial instruments sold, but not yet purchased, at fair value	48,822
Unsecured long-term borrowings	25
Other liabilities and accrued expenses	6,715
Total liabilities	493,128
Commitments, contingencies and guarantees	
Subordinated borrowings	21,500
Partners' capital	
Partners' capital	9,895
Accumulated other comprehensive income	3
Total partners' capital	9,898
Total liabilities and partners' capital	**$524,526**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1.

Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm reports its activities in the following four business activities:

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include strategic advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, including domestic and cross-border transactions, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm also makes markets in and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and other prime brokerage services to institutional clients.

Investing & Lending

The firm's investing and lending activities, which are typically longer-term, include investing directly in various asset classes, primarily debt securities and loans, and public and private equity securities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2.

Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2013 refer to the date December 31, 2013. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Securitization Activities	Note 10
Variable Interest Entities	Note 11
Other Assets	Note 12
Short-Term Borrowings	Note 13
Long-Term Borrowings	Note 14
Other Liabilities and Accrued Expenses	Note 15
Commitments, Contingencies and Guarantees	Note 16
Transactions with Related Parties	Note 17
Income Taxes	Note 18
Credit Concentrations	Note 19
Legal Proceedings	Note 20
Employee Benefit Plans	Note 21
Employee Incentive Plans	Note 22
Net Capital Requirements	Note 23
Subsequent Events	Note 24

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has one or more variable interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of common stock or in-substance common stock.

In general, the firm accounts for investments acquired after the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant.

Use of Estimates

Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These

estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded. Expenses associated with financial advisory assignments are recorded as non-compensation expenses, net of client reimbursements. Underwriting revenues are presented net of related expenses.

Investment Management. The firm provides investment management services and offers investment management products across all major asset classes to a diverse set of institutional and individual clients. Assets under management and other client assets typically generate fees as a percentage of net asset value, invested capital or commitments. All fees are recognized over the period that the related service is provided.

Commissions and Fees. The firm earns commissions and fees from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Transfers of Assets

Transfers of assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans and collateral posted in connection with certain derivative transactions. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts. Interest on receivables from customers and counterparties is recognized over the life of the transaction. See Note 8 for further information about receivables from customers and counterparties.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's prime brokerage activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting

agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the consolidated statement of financial condition when a legal right of setoff exists under an enforceable netting agreement. Resale and repurchase agreements and securities borrowed and loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the consolidated statement of financial condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the consolidated statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the consolidated statement of financial condition, resale and repurchase agreements, and securities borrowed and loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in comprehensive income.

Recent Accounting Developments

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, resale and repurchase agreements, and securities borrowing and lending transactions. ASU No. 2011-11 was effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption did not affect the firm's financial condition, results of operations or cash flows. See Notes 7 and 9 for further information about the firm's offsetting and related arrangements.

Note 4.
Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2013	
in millions	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Commercial paper and certificates of deposit	$ 3,431	$ –
U.S. government and federal agency obligations	67,127	21,424
Non-U.S. government and agency obligations	1,991	1,060
Mortgage and other asset-backed loans and securities:		
Loans and securities backed by commercial real estate	1,946	1
Loans and securities backed by residential real estate	3,452	–
Bank loans	69	2 [1]
Corporate debt securities	8,735	2,627
State and municipal obligations	1,446	51
Other debt obligations	530	–
Equities and convertible debentures	44,021	10,473
Derivatives	11,890	13,184
Total	$144,638	$48,822

[1] Primarily related to the fair value of unfunded lending commitments for which the fair value option was elected.

Note 5.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's

credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about fair value measurements of other financial assets and financial liabilities accounted for at fair value under the fair value option.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP. In the table below, cash collateral and counterparty netting represents the impact on derivatives of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

$ in millions	As of December 2013
Total level 1 financial assets	$ 86,708
Total level 2 financial assets	257,302
Total level 3 financial assets	4,740
Cash collateral and counterparty netting	(1,771)
Total financial assets at fair value	$346,979
Total assets[1]	$524,526
Total level 3 financial assets as a percentage of Total assets	0.9%
Total level 3 financial assets as a percentage of Total financial assets at fair value	1.4%
Total level 1 financial liabilities	$ 32,293
Total level 2 financial liabilities	195,492
Total level 3 financial liabilities	251
Cash collateral and counterparty netting	(581)
Total financial liabilities at fair value	$227,455
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	0.1%

1. Includes approximately $522 billion that is carried at fair value or at amounts that generally approximate fair value as of December 2013.

See Notes 6, 7 and 8 for further information about level 3 cash instruments, derivatives and other financial liabilities accounted for at fair value under the fair value option, respectively.

Note 6.
Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government and agency obligations, mortgage-backed loans and securities, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities, and certain government agency obligations.

These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Cash Instruments

Level 2 cash instruments include commercial paper, certificates of deposit, most government agency obligations, certain non-U.S. government obligations, most corporate debt securities, most mortgage-backed loans and securities, bank loans, restricted or less liquid listed equities, and most state and municipal obligations.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Valuation Techniques and Significant Inputs

The table below presents the valuation techniques and the nature of significant inputs. These valuation techniques and significant inputs are generally used to determine the fair values of each type of level 3 cash instrument.

Level 3 Cash Instruments	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses and include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral and the basis, or price difference, to such prices • Market yields implied by transactions of similar or related assets and/or current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • A measure of expected future cash flows in a default scenario (recovery rates) implied by the value of the underlying collateral, which is mainly driven by current performance of the underlying collateral, capitalization rates and multiples. Recovery rates are expressed as a percentage of notional or face value of the instrument and reflect the benefit of credit enhancements on certain instruments. • Timing of expected future cash flows (duration) which, in certain cases, may incorporate the impact of other unobservable inputs (e.g., prepayments speeds)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX (an index that tracks the performance of subprime residential mortgage bonds). Significant inputs include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets • Cumulative loss expectations, driven by default rates, home price projections, residential property liquidation timelines and related costs • Duration, driven by underlying loan prepayment speeds and residential property liquidation timelines
Non-U.S. government and agency obligations Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices such as CDX, LCDX and MCDX (an index that tracks the performance of municipal obligations) • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation • Duration

Equities and convertible debentures (including private equity investments)	Recent third-party completed or pending transactions (e.g., merger proposals, tender offers, debt restructurings) are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate:
	• Industry multiples (primarily EBITDA multiples) and public comparables
	  • Transactions in similar instruments
	  • Discounted cash flow techniques
	  • Third-party appraisals
	  • Net asset value per share (NAV)
	The firm also considers changes in the outlook for the relevant industry and financial performance of the issuer as compared to projected performance. Significant inputs include:
	  • Market and transaction multiples
	  • Discount rates, long-term growth rates, earnings compound annual growth rates and capitalization rates
	  • For equity instruments with debt-like features: market yields implied by transactions of similar or related assets, current performance and recovery assumptions, and duration

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 cash instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of cash instrument. Weighted averages in the table below are calculated by weighting each input by the relative fair value of the respective financial instruments. The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one cash instrument. For example, the highest multiple presented in the table below for private equity investments is appropriate for valuing a specific private equity investment but may not be appropriate for valuing any other private equity investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 cash instruments.

Level 3 Cash Instruments	Level 3 Assets as of December 2013 *(in millions)*	Valuation Techniques and Significant Unobservable Inputs	Range of Significant Unobservable Inputs (Weighted Average) as of December 2013
Loans and securities backed by commercial real estate	$ 645	Discounted cash flows:	
• Collateralized by a single commercial real estate property or a portfolio of properties		• Yield	8.4% to 28.3% (15.5%)
• May include tranches of varying levels of subordination		• Recovery rates	26.2% to 79.4% (66.3%)
		• Duration (years)	1.3 to 5.7 (2.6)
		• Basis	(9) points to 20 points (5 points)
Loans and securities backed by residential real estate	$ 950	Discounted cash flows:	
• Collateralized by portfolios of residential real estate		• Yield	2.6% to 11.0% (6.3%)
• May include tranches of varying levels of subordination		• Cumulative loss rate	9.8% to 56.6% (26.4%)
		• Duration (years)	1.9 to 9.9 (3.8)
Non-U.S. government and agency obligations	$2,196	Discounted cash flows:	
Corporate debt securities		• Yield	1.7% to 21.6% (9.2%)
State and municipal obligations		• Recovery rate	0.0% to 70.0% (62.7%)
Other debt obligations		• Duration (years)	0.6 to 10.6 (4.3)
Equities and convertible debentures (including private equity investments)	$ 631[1]	Comparable multiples:	
		• Multiples	2.5x to 8.0x (6.8x)
		Discounted cash flows:	
		• Discount/Yield rate	14.0% to 18.0% (14.8%)

[1] The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparables and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.

Increases in yield, discount rate, duration or cumulative loss rate used in the valuation of the firm's level 3 cash instruments would result in a lower fair value measurement, while increases in recovery rate, basis, multiples, long-term growth rate or compound annual growth rate would result in a higher fair value measurement.

Due to the distinctive nature of each of the firm's level 3 cash instruments, the interrelationship of inputs is not necessarily uniform within each product type.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2013			
in millions	Level 1	Level 2	Level 3	Total
Commercial paper and certificates of deposit	$ –	$ 3,431	$ –	$ 3,431
U.S. government and federal agency obligations	24,179	42,948	–	67,127
Non-U.S. government and agency obligations	1,295	686	10	1,991
Mortgage and other asset-backed loans and securities[1]:				
Loans and securities backed by commercial real estate	–	1,301	645	1,946
Loans and securities backed by residential real estate	–	2,502	950	3,452
Bank loans	–	69	–	69
Corporate debt securities[2]	144	6,981	1,610	8,735
State and municipal obligations	–	1,207	239	1,446
Other debt obligations[2]	–	193	337	530
Equities and convertible debentures	41,752	1,638	631[3]	44,021
Total	**$67,370**	**$60,956**	**$4,422**	**$132,748**

	Cash Instrument Liabilities at Fair Value as of December 2013			
in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$21,383	$ 41	$ –	$ 21,424
Non-U.S. government and agency obligations	605	455	–	1,060
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	–	1	–	1
Bank loans	–	–	2	2
Corporate debt securities	10	2,615	2	2,627
State and municipal obligations	–	50	1	51
Equities and convertible debentures	10,197	272	4	10,473
Total	**$32,195**	**$ 3,434**	**$ 9**	**$ 35,638**

1 Includes $295 million and $410 million of collateralized debt obligations (CDOs) backed by real estate in level 2 and level 3, respectively.
2 Includes $57 million and $1.05 billion of CDOs backed by corporate obligations in level 2 and level 3, respectively.
3 Includes $400 million of private equity investments and $231 million of convertible debentures.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During 2013, transfers into level 1 from level 2 of cash instruments were $66 million, reflecting transfers of public equity securities, primarily due to increased market activity in these instruments.

Transfers into level 3 during 2013 primarily reflected transfers from level 2 of corporate debt securities and mortgage and other asset-backed loans and securities principally due to a lack of market transactions in these instruments.

Transfers out of level 3 during 2013 primarily reflected transfers to level 2 of other debt obligations and mortgage and other asset-backed loans and securities, principally due to improved transparency of market prices as a result of market transactions in these instruments.

Note 7.
Derivative Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives. The firm's OTC derivatives are bilateral contracts between two counterparties (bilateral OTC).

Market-Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making and investing and lending activities in derivative and cash instruments. The firm's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by instrument basis. The offsetting impact of this economic hedging is reflected in the same business segment as the related revenues.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (collateral netting). Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2013	
in millions	**Derivative Assets**	**Derivative Liabilities**
Exchange-traded	$ 2,601	$ 4,857
OTC	9,289	8,327
Total	**$11,890**	**$13,184**

The table below presents the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure. The table below also presents the amounts of counterparty netting and cash collateral that have been offset in the consolidated statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

	As of December 2013		
in millions	Derivative Assets	Derivative Liabilities	Notional Amount
Derivatives			
Interest rates	$ 18,564	$ 17,103	$1,586,898
Exchange-traded	40	22	439,513
Bilateral OTC	18,524	17,081	1,147,385
Credit	2,316	2,543	140,940
Bilateral OTC	2,316	2,543	140,940
Currencies	7,740	7,567	847,068
Exchange-traded	25	45	5,276
Bilateral OTC	7,715	7,522	841,792
Commodities	281	546	2,958
Exchange-traded	2	3	1,284
Bilateral OTC	279	543	1,674
Equities	39,924	41,170	877,359
Exchange-traded	5,244	7,497	321,913
Bilateral OTC	34,680	33,673	555,446
Gross fair value/notional amount of derivatives	$ 68,825[1]	$ 68,929[1]	$3,455,223
Amounts that have been offset in the consolidated statement of financial condition			
Counterparty netting	(55,207)	(55,207)	
Exchange-traded	(2,710)	(2,710)	
Bilateral OTC	(52,497)	(52,497)	
Cash collateral	(1,728)	(538)	
Bilateral OTC	(1,728)	(538)	
Fair value included in financial instruments owned/financial instruments sold, but not yet purchased	$ 11,890	$ 13,184	
Amounts that have not been offset in the consolidated statement of financial condition			
Cash collateral received/posted	(118)	(358)	
Securities collateral received/posted	(1,656)	–	
Total	$ 10,116	$ 12,826	

1 Includes derivative assets and derivative liabilities of $6.86 billion and $6.39 billion, respectively, as of December 2013, which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., discounted cash flow models, correlation models, and models that incorporate option pricing methodologies, such as Monte Carlo simulations). Price transparency of derivatives can generally be characterized by product type.

Interest Rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the prices and other inputs are generally observable.

Credit. Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to have less price transparency than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.

Currency. Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the price transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Commodity. Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For the majority of the firm's interest rate and currency derivatives classified within level 3, significant unobservable inputs include correlations of certain currencies and interest rates (e.g. the correlation between Euro inflation and Euro interest rates) and specific interest rate volatilities.
- For level 3 credit derivatives, significant unobservable inputs include illiquid credit spreads and upfront credit points, which are unique to specific reference obligations and reference entities, recovery rates and certain correlations required to value credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligation relative to one another).
- For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about significant unobservable inputs used in the valuation of level 3 derivatives.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivative portfolios and are used to adjust the mid-market valuations produced by derivative pricing models to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity, credit valuation adjustments and funding valuation adjustments, which account for the credit and funding risk inherent in the uncollateralized portion of derivative portfolios. The firm also makes funding valuation adjustments to collateralized derivatives where the terms of the agreement do not permit the firm to deliver or repledge collateral received. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 derivatives as well as the averages and medians of these inputs. The ranges represent the significant unobservable inputs that were used in the valuation of each type of derivative. Averages represent the arithmetic average of the inputs and are not weighted by the relative fair value or notional of the respective financial instruments. An average greater than the median indicates that the majority of inputs are below the average. The ranges, averages and medians of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one derivative. For example, the highest correlation presented in the table below for equity derivatives is appropriate for valuing a specific equity derivative but may not be appropriate for valuing any other equity derivative. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 derivatives.

Level 3 Derivative Product Type	Net Level 3 Assets/(Liabilities) as of December 2013 *(in millions)*	Valuation Techniques and Significant Unobservable Inputs	Range of Significant Unobservable Inputs (Average / Median) as of December 2013
Credit	$ 96[1]	Option pricing models, correlation models and discounted cash flows models:	
		Correlation[2]	66% to 70% (68% / 67%)
		Credit spreads	10 basis points (bps) to 170 bps (62 bps / 53 bps)[3]
		Upfront credit points	5 points to 10 points (8 points / 8 points)
		Recovery rates	60% to 70% (70% / 70%)
Equities	$(31)	Option pricing models:	
		Correlation[1]	60% to 99% (81% / 84%)
		Volatility	10% to 63% (25% / 23%)

[1] The fair value of any one instrument may be determined using multiple valuation techniques. For example, option pricing models and discounted cash flows models are typically used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.

[2] The range of unobservable inputs for correlation across derivative product types (i.e., cross-asset correlation) was (30)% to 60% (Average: 8% / Median: 15%) as of December 2013.

[3] The difference between the average and the median for the credit spreads input indicates that the majority of the inputs fall in the lower end of the range.

Range of Significant Unobservable Inputs

The following provides further information about the ranges of significant unobservable inputs used to value the firm's level 3 derivative instruments.

- Correlation: Ranges for correlation cover a variety of underliers both within one market (e.g., equity index and equity single stock names) and across markets (e.g., correlation of a commodity price and a foreign exchange rate), as well as across regions. Generally, cross-asset correlation inputs are used to value more complex instruments and are lower than correlation inputs on assets within the same derivative product type.
- Volatility: Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices. For example, volatility of equity indices is generally lower than volatility of single stocks.
- Credit spreads, upfront credit points and recovery rates: The ranges for credit spreads, upfront credit points and recovery rates cover a variety of underliers (index and single names), regions, sectors, maturities and credit qualities (high-yield and investment-grade). The broad range of this population gives rise to the width of the ranges of significant unobservable inputs.

Sensitivity of Fair Value Measurement to Changes in Significant Unobservable Inputs

The following provides a description of the directional sensitivity of the firm's level 3 fair value measurements to changes in significant unobservable inputs, in isolation. Due to the distinctive nature of each of the firm's level 3 derivatives, the interrelationship of inputs is not necessarily uniform within each product type.

- Correlation: In general, for contracts where the holder benefits from the convergence of the underlying asset or index prices (e.g., credit spreads and equity prices), an increase in correlation results in a higher fair value measurement.
- Volatility: In general, for purchased options an increase in volatility results in a higher fair value measurement.
- Credit spreads, upfront credit points and recovery rates: In general, the fair value of purchased credit protection increases as credit spreads or upfront credit points increase or recovery rates decrease. Credit spreads, upfront credit points and recovery rates are strongly related to distinctive risk factors of the underlying reference obligations, which include reference entity-specific factors such as leverage, volatility and industry, market-based risk factors, such as borrowing costs or liquidity of the underlying reference obligation, and macroeconomic conditions.

Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type as well as the impact of netting. The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.

Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level. Where the netting of receivable balances with payable balances is across levels, the counterparty netting is reflected in "Cross-level netting." Cash collateral netting is reflected in "Cash collateral."

Derivative Assets at Fair Value as of December 2013

in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$88	$18,455	$ 21	$ –	$ 18,564
Credit	–	1,608	708	–	2,316
Currencies	–	7,739	1	–	7,740
Commodities	–	280	1	–	281
Equities	2	39,395	527	–	39,924
Gross fair value of derivative assets	90	67,477	1,258	–	68,825
Counterparty netting	–	(54,224)	(940)	(43)	(55,207)
Subtotal	$90	$ 13,253	$ 318	$(43)	$ 13,618
Cash collateral					(1,728)
Fair value included in financial instruments owned					**$ 11,890**

Derivative Liabilities at Fair Value as of December 2013

in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$93	$ 17,009	$ 1	$ –	$ 17,103
Credit	–	1,931	612	–	2,543
Currencies	–	7,566	1	–	7,567
Commodities	–	545	1	–	546
Equities	5	40,607	558	–	41,170
Gross fair value of derivative liabilities	98	67,658	1,173	–	68,929
Counterparty netting	–	(54,224)	(940)	(43)	(55,207)
Subtotal	$98	$ 13,434	$ 233	$(43)	$ 13,722
Cash collateral					(538)
Fair value included in financial instruments sold, but not yet purchased					**$ 13,184**

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies. The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

in millions	As of December 2013
Net derivative liabilities under bilateral agreements	$445
Collateral posted	104
Additional collateral or termination payments for a one-notch downgrade	–
Additional collateral or termination payments for a two-notch downgrade	23

Credit Derivatives

The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial and/or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches), each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but does not assume the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2013, written and purchased credit derivatives had total gross notional amounts of $66.13 billion and $74.81 billion, respectively, for total net notional purchased protection of $8.68 billion.

The table below presents certain information about credit derivatives. In the table below:

- fair values exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under enforceable credit support agreements, and therefore are not representative of the firm's credit exposure;
- tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives; and
- the credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
$ in millions	0 – 12 Months	1 – 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives[1]	Other Purchased Credit Derivatives[2]	Asset	Liability	Net Asset / (Liability)
As of December 2013									
Credit spread on underlying (basis points)									
0-250	$10,642	$43,170	$9,108	$62,920	$59,335	$12,292	$1,613	$557	$1,056
251-500	85	1,126	86	1,297	1,157	74	89	8	81
501-1,000	284	482	216	982	917	80	17	21	(4)
Greater than 1,000	214	654	62	930	851	102	34	123	(89)
Total	$11,225	$45,432	$9,472	$66,129	$62,260	$12,548	$1,753	$709	$1,044

1 Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.

2 This purchased protection represents the notional amount of all other purchased credit derivatives not included in "Offsetting Purchased Credit Derivatives."

Note 8.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets (e.g., physical commodities). If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- repurchase and resale agreements;
- certain securities borrowed and loaned;
- certain other secured financings;
- certain unsecured short-term borrowings, consisting of all promissory notes; and
- certain receivables from customers and counterparties, consisting of certain margin loans.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value.

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are funding spreads, the amount and timing of expected future cash flows and interest rates. See Note 9 for further information about collateralized agreements.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. See Note 9 for further information about collateralized financings.

Unsecured Short-term Borrowings. The significant inputs to the valuation of unsecured short-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, as well as the credit spreads of the firm. The inputs used to value the embedded derivative component of hybrid financial instruments are consistent with the inputs used to value the firm's other derivative instruments. See Note 7 for further information about derivatives. See Note 13 for further information about unsecured short-term borrowings.

Certain of the firm's unsecured short-term instruments are included in level 3, all of which are hybrid financial instruments. As the significant unobservable inputs used to value hybrid financial instruments primarily relate to the embedded derivative component of these borrowings, these inputs are incorporated in the firm's derivative disclosures related to unobservable inputs in Note 7.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value are primarily comprised of certain margin loans. The significant inputs to the valuation of such receivables are interest rates, the amount and timing of expected future cash flows and funding spreads.

Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. Such receivables are primarily comprised of customer margin loans and collateral posted in connection with certain derivative transactions. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7 and 8. Had these items been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	Other Financial Assets at Fair Value as of December 2013			
in millions	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes[1]	$19,248	$ 9,924	$–	$ 29,172
Securities borrowed	–	72,849	–	72,849
Securities purchased under agreements to resell	–	100,107	–	100,107
Receivables from customers and counterparties	–	213	–	213
Total	$19,248	$183,093	$–	$202,341

	Other Financial Liabilities at Fair Value as of December 2013			
in millions	Level 1	Level 2	Level 3	Total
Unsecured short-term borrowings	$ –	$ 189	$9	$ 198
Securities loaned	–	33,912	–	33,912
Securities sold under agreements to repurchase	–	134,784	–	134,784
Other secured financings	–	9,739	–	9,739
Total	$ –	$178,624	$9	$178,633

[1] Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above includes $19.25 billion of level 1 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, primarily consisting of U.S. Treasury securities.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of other financial assets and financial liabilities between level 1 and level 2 during 2013. The table below presents information about transfers between level 2 and level 3.

Long-Term Debt Instruments

The aggregate contractual principal amount of long-term other secured financings for which the fair value option was elected exceeded the related fair value by $73 million as of December 2013.

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

in millions	As of December 2013
Securities borrowed[1]	$210,266
Securities purchased under agreements to resell[2]	100,107
Securities loaned[1]	91,378
Securities sold under agreements to repurchase[2]	134,784

1 As of December 2013, $72.85 billion of securities borrowed, and $33.91 billion of securities loaned were at fair value.

2 Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency, and investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2013.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash or securities. When the firm returns the securities, the counterparty returns the cash or securities. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates on securities borrowed transactions is recognized as interest income on an accrual basis.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates for securities loaned transactions is recognized as interest expense on an accrual basis.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option. See Note 8 for further information about securities borrowed and loaned accounted for at fair value.

All other securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7, and 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2013.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the consolidated statement of financial condition. Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the consolidated statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below.

	As of December 2013			
	Assets		Liabilities	
in millions	Securities borrowed	Securities purchased under agreements to resell	Securities loaned	Securities sold under agreements to repurchase
Amounts included in the consolidated statement of financial condition				
Gross carrying value	$ 211,719	$ 124,005	$ 91,378	$ 150,210
Counterparty netting	–	(15,426)	–	(15,426)
Total	211,719[1]	108,579[1]	91,378	134,784
Amounts that have not been offset in the consolidated statement of financial condition				
Counterparty netting	(71,661)	(9,093)	(71,661)	(9,093)
Collateral	(124,464)	(93,835)	(19,229)	(118,842)
Total	$ 15,594	$ 5,651	$ 488	$ 6,849

1. As of December 2013, the firm had $1.45 billion of securities borrowed transactions and $8.47 billion of securities received under resale agreements that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings

In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- intercompany financings;
- liabilities of consolidated VIEs; and
- other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2013, nonrecourse other secured financings were $15 million.

The firm has elected to apply the fair value option to certain other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value. While these financings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7, and 8. Had these financings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

The table below presents other secured financings by maturity.

in millions	As of December 2013
Other secured financings (short-term)[1]:	$26,925
Other secured financings (long-term):	
2015	1,939
2016	6
2017	–
2018	428
2019-thereafter	9
Total other secured financings (long-term)	2,382
Total other secured financings	**$29,307**

[1] The weighted average interest rate was 2.12% as of December 2013.

Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge these financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings, in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

in millions	As of December 2013
Collateral available to be delivered or repledged	$454,028
Collateral that was delivered or repledged	355,539

The table below presents information about assets pledged.

in millions	As of December 2013
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$ 37,905
Did not have the right to deliver or repledge	57,342

Note 10.

Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities and limited liability companies) or through a resecuritization. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated interests in principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value and are included in "Financial instruments owned, at fair value" and are generally classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- the outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss;
- for retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests; and
- purchased interests represent senior and subordinated interests, purchased in connection with secondary market-making activities, in securitization entities in which the firm also holds retained interests.

In addition, the outstanding principal and fair value of retained interests in the table below relate to the following types of securitizations and vintage as described:

- the outstanding principal amount and fair value of retained interests for U.S. government agency-issued collateralized mortgage obligations as of December 2013 primarily relate to securitizations during 2013 and 2012;
- the outstanding principal amount and fair value of retained interests for other residential mortgage-backed obligations as of December 2013 primarily relate to prime and Alt-A securitizations during 2007 and 2006;
- the outstanding principal amount and fair value of retained interests for other commercial mortgage-backed obligations as of December 2013 primarily relate to securitizations during 2013; and
- the outstanding principal amount and fair value of retained interests for collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), and other as of December 2013 primarily relate to CDO and CLO securitizations during 2007.

	As of December 2013		
in millions	Outstanding Principal Amount	Fair Value of Retained Interests	Fair Value of Purchased Interests
U.S. government agency-issued collateralized mortgage obligations	$61,543	$3,456	$ –
Other residential mortgage-backed	2,072	46	–
Other commercial mortgage-backed	6,079	90	74
CDOs, CLOs and other	3,807	76	5
Total	**$73,501**	**$3,668**	**$79**

In addition to the interests in the table above, the firm had other continuing involvement in the form of derivative transactions with certain nonconsolidated VIEs. The carrying value of these derivatives was a net liability of less than $1 million as of December 2013. The notional amounts of these derivatives are included in maximum exposure to loss in the nonconsolidated VIE tables in Note 11.

The table below does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the below table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed below.

The table below presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions. In the table below, the constant prepayment rate is included only for positions for which it is a key assumption in the determination of fair value. The discount rate for retained interests that relate to U.S. government agency-issued collateralized mortgage obligations does not include any credit loss. Expected credit loss assumptions are reflected in the discount rate for the remainder of retained interests.

	As of December 2013	
	Type of Retained Interests	
$ in millions	Mortgage-Backed	Other[1]
Fair value of retained interests	$3,592	$ 76
Weighted average life (years)	8.4	1.1
Constant prepayment rate	7.6%	N.M.
Impact of 10% adverse change	$ (36)	N.M.
Impact of 20% adverse change	(64)	N.M.
Discount rate	3.9%	N.M.
Impact of 10% adverse change	$ (85)	N.M.
Impact of 20% adverse change	(164)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2013. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $76 million as of December 2013.

Note 11.
Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage loans and securities to mortgage-backed VIEs and corporate bonds to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information about credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

Power-Related VIEs. The firm purchases debt and equity securities issued by, and may provide commitments to, VIEs that hold power-related assets. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses and/or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; derivatives that may include foreign currency, equity and/or credit risk and guarantees. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- the VIE's capital structure;
- the terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- related-party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs.

The table below presents information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the table below:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.

- For derivatives, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded. As a result, the maximum exposure to loss exceeds liabilities recorded for derivatives provided to VIEs.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in the consolidated statement of financial condition as follows:

- Substantially all assets held by the firm related to mortgage-backed, corporate CDO and CLO, real estate, credit-related and other investing and other asset-backed VIEs are included in "Financial instruments owned, at fair value."

- Assets held by the firm related to power-related VIEs are primarily included in "Financial instruments owned, at fair value."

	Nonconsolidated VIEs					
	As of December 2013					
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Power-related	Total
Assets in VIE	$79,079[1]	$10,824	$836	$907	$66	$91,712
Carrying Value of the Firm's Variable Interests						
Assets	4,565	443	84	38	1	5,131
Maximum Exposure to Loss in Nonconsolidated VIEs						
Retained interests	3,592	70	–	6	–	3,668
Purchased interests	973	373	–	32	–	1,378
Derivatives[2]	–	165	–	–	–	165
Loans and investments	–	–	84	–	1	85
Total	$ 4,565[1]	$ 608	$ 84	$ 38	$ 1	$ 5,296

1 Assets in VIE and maximum exposure to loss include $3.97 billion and $311 million, respectively, as of December 2013, related to CDOs backed by mortgage obligations.

2 The aggregate amounts include $165 million as of December 2013, related to derivative transactions with VIEs to which the firm transferred assets.

Consolidated VIEs

Consolidated VIEs are aggregated based on principal business activity and their assets and liabilities are presented net of intercompany eliminations, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. The carrying amounts of assets and liabilities in consolidated VIEs are $26 million and $15 million, respectively.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

The liabilities of mortgage-backed VIEs do not have recourse to the general credit of the firm.

Note 12.

Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

in millions	As of December 2013
Property, leasehold improvements and equipment	$ 890
Goodwill and identifiable intangible assets[1]	220
Income tax-related assets[2]	1,568
Miscellaneous receivables and other	205
Total	**$2,883**

1. As of December 2013, the net carrying amount of the firm's goodwill and identifiable intangible assets was $50 million and $170 million, respectively. Identifiable intangible assets were recorded net of accumulated amortization of $1.00 billion. These intangible assets include the firm's exchange-traded fund lead market maker rights, NYSE designated market maker rights and customer lists.
2. See Note 18 for further information about income taxes.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment in the table above is presented net of accumulated depreciation and amortization of $4.56 billion as of December 2013.

Property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Identifiable Intangible Assets

Intangible assets in the table above are represented net of accumulated amortization. As of December 2013, the gross carrying amount of the firm's identifiable intangible assets was $1.17 billion. The related accumulated amortization was $1.00 billion, resulting in a net carrying amount of $170 million.

The firm's identifiable intangible assets are considered to have finite lives and are amortized over their estimated lives.

Impairments

The firm tests property, leasehold improvements and equipment, identifiable intangible assets and other assets for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. To the extent the carrying value of an asset exceeds the projected undiscounted cash flows expected to result from the use and eventual disposal of the asset or asset group, the firm determines the asset is impaired and records an impairment loss equal to the difference between the estimated fair value and the carrying value of the asset or asset group. In addition, the firm will recognize an impairment loss prior to the sale of an asset if the carrying value of the asset exceeds its estimated fair value.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Note 13.

Short-Term Borrowings

Short-term borrowings were comprised of the following:

in millions	As of December 2013
Unsecured short-term borrowings	$33,939
Other secured financings (short-term)	26,925
Total	**$60,864**

See Note 9 for further information about other secured financings.

The firm obtains unsecured short-term borrowings primarily from Group Inc. In addition, the firm also obtains unsecured short-term borrowings through issuing promissory notes and certain hybrid financial instruments which are accounted for at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6, 7, and 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

The table below presents unsecured short-term borrowings.

in millions	As of December 2013
Promissory notes	$ 189
Borrowings from affiliates	33,682
Other short-term borrowings	68
Total	**$33,939**

Note 14.

Long-Term Borrowings

Long-term borrowings were comprised of the following:

in millions	As of December 2013
Unsecured long-term borrowings (including subordinated debt)	$21,525
Other secured financings (long-term)	2,382
Total	**$23,907**

See Note 9 for further information about other secured financings.

Subordinated Borrowings

As of December 2013, the firm had outstanding borrowings of $5.00 billion from Group Inc. under four subordinated loan agreements, which mature in 2015. In addition, the firm has a $20.12 billion revolving subordinated loan agreement with Group Inc., which also matures in 2015. As of December 2013, $16.50 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 15.

Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

in millions	As of December 2013
Compensation and benefits	$2,978
Income tax-related liabilities[1]	1,762
Accrued expenses and other	1,975
Total	**$6,715**

1. See Note 18 for further information about income taxes.

Note 16.

Commitments, Contingencies and Guarantees

Commitments

The table below presents the firm's commitments.

	Commitment Amount by Period of Expiration as of December 2013				Total Commitments as of December 2013
in millions	2014	2015-2016	2017-2018	2019-Thereafter	
Commitments to extend credit	$ 100	$ –	$33	$–	$ 133
Contingent and forward starting resale and securities borrowing agreements	4,043	–	–	–	4,043
Forward starting repurchase and secured lending agreements	1,550	–	–	–	1,550
Other	273	41	1	2	317
Total commitments	$5,966	$41	$34	$2	$6,043

Commitments to Extend Credit

The firm's commitments to extend credit are agreements to lend with fixed termination dates and depend on the satisfaction of all contractual conditions to borrowing. These commitments are presented net of amounts syndicated to third parties. The total commitment amount does not necessarily reflect actual future cash flows because the firm may syndicate all or substantial additional portions of these commitments. In addition, commitments can expire unused or be reduced or cancelled at the counterparty's request.

The firm generally accounts for commitments to extend credit at fair value.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Secured Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and secured lending agreements that settle at a future date, generally within three business days. The firm also enters into commitments to provide contingent financing to its clients and counterparties through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Leases

The firm has a contractual obligation under a long-term noncancelable lease agreement, for office space, expiring in 2021. The agreement is subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

in millions	As of December 2013
2014	$ 5
2015	4
2016	4
2017	4
2018 - thereafter	2
Total	$19

Operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Contingencies

Legal Proceedings. See Note 20 for information about legal proceedings, including certain mortgage-related matters.

Guarantees

The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties, central clearing counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

The table below presents certain information about derivatives that meet the definition of a guarantee. The maximum payout in the table below is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for further information about credit derivatives that meet the definition of a guarantee which are not included below.

Because derivatives are accounted for at fair value, the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values below exclude the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of collateral posted under enforceable credit support agreements.

	As of December 2013					
		Maximum Payout/Notional Amount by Period of Expiration				
in millions	Carrying Value of Net Liability	2014	2015-2016	2017-2018	2019-Thereafter	Total
Derivatives[1]	$21	$657	$776	$654	$50	$2,137

1. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee, and therefore these amounts do not reflect the firm's overall risk related to its derivative activities.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients for losses caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2013.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2013.

Note 17.
Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market-making and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as of December 31, 2013, as set forth below:

in millions	As of December 2013
Assets	
Collateralized agreements:	
Securities borrowed (includes $29,524 at fair value)	$78,488
Securities purchased under agreements to resell, at fair value	14,263
Receivables from brokers, dealers and clearing organizations	4,354
Receivables from customers and counterparties	323
Financial instruments owned, at fair value[1]	3,709
Liabilities	
Unsecured short-term borrowings	$33,682
Collateralized financings:	
Securities loaned (includes $33,906 at fair value)	80,452
Securities sold under agreements to repurchase, at fair value	32,320
Other secured financings	21,263
Payables to brokers, dealers and clearing organizations	5,968
Payables to customers and counterparties	6,610
Financial instruments sold, but not yet purchased, at fair value[2]	1,510
Subordinated borrowings	21,500

1. The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Financial instruments owned, at fair value" are $1.22 billion of such issuances and $2.49 billion of intercompany derivative contracts.
2. Consists of intercompany derivative contracts.

The firm recognized interest income and expense in connection with securities borrowed, securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, unsecured short and long term borrowings, other secured financings and subordinated borrowings from Group Inc.

The firm receives and provides operational and administrative support and management services to affiliates and allocates costs for the services provided.

The firm enters into various types of activities with affiliates and allocates revenues to, and receives revenues from, such affiliates for their participation.

Note 18.
Income Taxes

Provision for Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2013, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets."

The table below presents the significant components of deferred tax assets and liabilities.

in millions	As of December 2013
Deferred tax assets	
Compensation and benefits	$ 980
Unrealized losses	151
ASC 740 asset related to unrecognized tax benefits	65
Reserves	526
Occupancy-related	69
Other, net	41
Total deferred tax assets	**$1,832**
Depreciation and amortization	278
Total deferred tax liabilities	**$ 278**

Unrecognized Tax Benefits

The firm recognizes tax positions in the consolidated statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2013, the firm recorded a liability of $167 million related to uncertainty in income taxes. In addition, the accrued liability for interest expense related to income tax matters was $25 million as of December 2013.

Regulatory Tax Examinations

All years subsequent to and including 2008 for U.S. Federal and 2004 for New York State and City, and 2006 or later years for all other states in which the firm files returns remain open to examination by the taxing authorities.

In January 2013, Group Inc. was accepted into the Compliance Assurance Process program by the IRS. This program will allow Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. The 2013 tax return will be the first year being examined under the program. Group Inc. was accepted into the program again for the 2014 tax year.

Note 19.
Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in cash instruments held by the firm.

in millions	As of December 2013
U.S. government and federal agency obligations[1]	$85,917
% of total assets	16.38%

[1] Included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes."

As of December 2013, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and non-U.S. government and agency obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations, and non-U.S. government and agency obligations, that collateralize resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

in millions	As of December 2013
U.S. government and federal agency obligations	$85,844
Non-U.S. government and agency obligations[1]	49,015

[1] Principally consists of securities issued by the governments of the United Kingdom and Canada.

Note 20.
Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight.

These proceedings include, but are not limited to, the firm's role in certain underwriting activities, research matters, treasury matters, mutual fund and securities-related actions. With respect to matters for which management has been able to estimate a range of reasonably possible loss where (i) actual or potential plaintiffs have claimed an amount of money damages, (ii) the firm is being, or threatened to be, sued by purchasers in an underwriting and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, management has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the amount of securities that the firm sold in the underwritings and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2013 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any factors believed to be relevant to the particular matter or matters of that type. As of the date hereof, the firm has estimated the upper end of the range of reasonably possible aggregate loss for such matters where management has been able to estimate a range of reasonably possible aggregate loss to be approximately $3.3 billion in excess of the aggregate reserves for such matters. Because more than one Group Inc. subsidiary may be named in a particular proceeding, the sum of the upper end of the range of reasonably possible loss amounts for all Group Inc. subsidiaries will not equal the upper end of the range of the consolidated reasonably possible loss reported by Group Inc. in its financial statements.

Management is generally unable to estimate a range of reasonably possible loss for matters other than those included in the estimate above, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, unless management can otherwise determine an appropriate amount, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented. For example, the firm's potential liability with respect to future mortgage-related "put-back" claims and any future claims arising from the ongoing investigations by members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force (RMBS Working Group) may ultimately result in a significant increase in the firm's liabilities for mortgage-related matters, but is not included in management's estimate of reasonably possible loss. However, management does not believe, based on currently available information, that the outcomes of such matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 21.

Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various Group Inc. defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. Group Inc. maintains a defined benefit pension plan for certain U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but continues to accrue benefits for existing participants. These plans do not have a material impact on the firm's consolidated results of operations.

Group Inc. also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm's consolidated results of operations.

Defined Contribution Plans

The firm contributes to Group Inc.'s employer-sponsored U.S. defined contribution plan. The firm's contribution to this plan was $75 million for 2013.

Note 22.

Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2013) (2013 SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs) and other share-based awards, each of which may be subject to performance conditions. On May 23, 2013, shareholders approved the 2013 SIP. The 2013 SIP replaces The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP) previously in effect, and applies to awards granted on or after the date of approval.

Restricted Stock Units

Group Inc. grants RSUs to employees under the 2013 SIP which are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and conflicted employment. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. No options have been granted since 2008. In general, options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the applicable stock option agreement and the SIP in effect at the time of grant.

Note 23.

Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission (CFTC), which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of December 2013, GS&Co. has regulatory net capital, as defined by Rule 15c3-1, of $15.81 billion, which exceeded the amount required by $13.76 billion. Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2013, these subsidiaries were in compliance with their local capital adequacy requirements. As of December 2013, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the firm's PAIB credits exceed its PAIB debits. The amount held on deposit in the reserve bank at December 2013 was $209 million.

In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2013, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

The Dodd Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. In December 2012, the firm registered as a "swap dealer" under the CFTC rules. The firm will be subject to regulatory capital requirements once the rules are finalized by the CFTC and SEC.

Note 24.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2014, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.

pwc

Report of Independent Accountants

To the Partners of
Goldman, Sachs & Co.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Goldman, Sachs & Co. ("GS&Co.") for the year ended December 31, 2013, which were agreed to by GS&Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating GS&Co.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for GS&Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. On July 30, 2013, payment on line 2B was made with wire RM01130730375049 in the amount of $13,711,773. There was no difference observed.

   b. On February 26, 2014, payment on line 2F was made with wire 1QE8HF3SDRN in the amount of $12,329,893. There was no difference observed.

2. Compared the Total Revenue amount reported as shown on the consolidation schedule prepared by GS&Co. "GSCO Consolidated P&L 12-31-13" for Goldman, Sachs & Co. for the year ended December 31, 2013, with the total revenue amount of $12,617,759,659 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013, noting a $10,625,817 difference. According to GS&Co. Financial Reporting personnel, the reconciling balance of $10,625,817 is comprised of losses incurred on investment banking transactions for the year ended December 31, 2013. We agreed the total revenues for GS&Co. and subsidiaries per the consolidation schedule to the sum of "Total non-interest revenues" of $8,478,000,000 and "Interest income" of $4,260,000,000 on page 2 of the audited Form X-17A-5 for the year ended December 31, 2013, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared addition on line 3 of item 2b, net loss from principal transactions in commodities in trading accounts, of $254,376,038, to the total amount reported on the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   b. Compared addition on line 5 of item 2b, net loss from management of or participation in the underwriting or distribution of securities, of $47,040,801, to the total amount reported on the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   c. Compared deduction on line 1 of item 2c, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $411,621,788, to the total amount reported on the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   d. Compared deduction on line 3 of item 2c, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $82,856,169, to the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   e. Compared deduction on line 5 of item 2c, net gain from securities in investment accounts, of $454,259,896, to the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   f. Compared deduction on line 6 of item 2c, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $9,826,236, to the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   g. Compared the amount reported on line 9(i) of item 2c, total interest and dividend expense but not in excess of total interest and dividend income, of $1,543,945,966, to the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

   h. Compared the amount reported on line 9(ii) of item 2c, 40% of margin interest earned on customers securities accounts, of $174,811,324, to the supporting schedule provided by GS&Co. Financial Reporting. There was no difference observed.

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of Total additions of $301,416,839 reported on page 2. There was no difference observed.

    b. Recalculated the mathematical accuracy of Total deductions of $2,502,510,055 reported on page 2. There was no difference observed.

    c. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $10,416,666,443 and $26,041,666, respectively, of the Form SIPC-7. There were no differences observed.

    d. Recalculated the mathematical accuracy of the deduction on line 9(ii) of item 2c, 40% of margin interest earned on customers securities accounts, of $174,811,324, by obtaining margin interest balance of $437,028,310 per the supporting schedule provided by GS&Co. Financial Reporting for the year ended December 31, 2013, and multiplying by 40%. There was no difference observed.

    e. Recalculated the greater of the deduction on line 9(i), of $1,543,945,966, reported on page 2, item 2c, to line 9(ii), of $174,811,324, reported on page 2, item 2c, of Form SIPC-7 for the year ended December 31, 2013. There was no difference observed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the GS & Co.'s preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Goldman, Sachs & Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000129 FINRA DEC
GOLDMAN SACHS & CO 11*11
C/O THOMAS FAVIA
30 HUDSON ST 16TH FL
JERSEY CITY NJ 07302-4600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID D'AMORE/212-855-0632

2. A. General Assessment (item 2e from page 2)		$ 26,041,666
B. Less payment made with SIPC-6 filed (exclude interest) 7/30/13 Date Paid		(13,711,773)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		12,329,893
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12,329,893
G. PAID WITH THIS FORM: ~~Check enclosed~~, payable to SIPC PAID BY WIRE Total (must be same as F above)	$ 12,329,893	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goldman, Sachs & Co.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director, CFO
(Title)

Dated the 27 day of February, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 12,617,759,659
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		254,376,038
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		47,040,801
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		301,416,839
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		411,621,788
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		82,856,169
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		454,259,896
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		9,826,236
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1,543,945,966	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 174,811,324	
Enter the greater of line (i) or (ii)		1,543,945,966
Total deductions		2,502,510,055
2d. SIPC Net Operating Revenues		$ 10,416,666,443
2e. General Assessment @ .0025		$ 26,041,666

(to page 1, line 2.A.)

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of Goldman, Sachs & Co.:

In planning and performing our audit of the consolidated financial statements of Goldman, Sachs & Co. and its subsidiaries (the "Firm") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and

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procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Partners and management of the Firm, the SEC, the CFTC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014